AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 28, 2005
REGISTRATION NO. 333-130094

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Amendment No. 1
to
FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
TRM CORPORATION
(Exact name of respective registrants as specified in their respective charters)

OREGON	93-0809419

(State or other jurisdiction of incorporation or organization of respective registrants)	(I.R.S. Employer Identification No. of respective registrants)
5208 N.E. 122nd Avenue
Portland, Oregon 97230-1074
(503) 257-8766
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Amy B. Krallman, Esq.
Senior Vice President
5208 N.E. 122nd Avenue
Portland, Oregon 97230-1074
(503) 257-8766
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
J. Baur Whittlesey, Esq.
Julie H. Bekier, Esq.
Ledgewood, P.C.
1521 Locust Street
Philadelphia, PA 19102
(215) 731-9450
Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
If any of the securities being registered on the Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
If this Form is a post-effective amendment to a registration statement pursuant to General Instruction I.D. filed to register additional securities or additional classes or securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the SEC, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED DECEMBER 28, 2005
PROSPECTUS
2,778,375 Shares
TRM CORPORATION
Common Stock
This prospectus is part of a registration statement that covers 2,778,375 shares of our common stock that were initially sold in a private placement transaction on October 5, 2005. The initial purchasers of the privately-placed shares and their transferees are named in this prospectus as the selling shareholders. The selling shareholders may use this prospectus to resell their shares of common stock from time to time on the Nasdaq National Market in regular brokerage transactions, in transactions directly with market makers or in privately negotiated transactions. The selling shareholders and any underwriters, dealers or agents who participate in the distribution of common stock may be deemed to be “underwriters” under the Securities Act of 1933. See “Plan of Distribution.”
We will not receive any proceeds from the sale of the common stock by the selling shareholders. We will bear the costs and expenses of registering the common stock offered by the selling shareholders. Selling commissions, brokerage fees and any applicable stock transfer taxes are payable by the selling shareholders.
Our common stock is traded on the Nasdaq National Market under the symbol “TRMM.” On December 27, 2005, the last sale price of our common stock on the Nasdaq National Market was $7.35 per share.
YOU SHOULD READ THE SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE BUYING OUR SECURITIES.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
THIS PROSPECTUS IS DATED DECEMBER ___, 2005

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus and the documents we incorporate by reference include, or will include, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate, or may relate, to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate, or may relate, to our future prospects, developments and business strategies. The statements contained in or incorporated by reference into this prospectus that do not relate, or may not relate, to historical fact may include forward-looking statements that involve a number of risks and uncertainties. We use the words “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “could,” “may,” “project” and similar terms and phrases, including references to assumptions, to identify forward-looking statements. These forward-looking statements are made based on our management’s expectations and beliefs concerning future events affecting us and are subject to risks, uncertainties and other factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control and could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements. We discuss these risks, uncertainties and other factors in the “Risk Factors” section of this prospectus, as well as in the documents incorporated by reference in this prospectus. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus or in documents incorporated by reference into this prospectus, might not occur. Accordingly, you should not put undue reliance on any forward-looking statements. All of our forward-looking statements speak only as of their respective dates. We undertake no obligation to update our forward-looking statements or risk factors to reflect new information or future events or for any other reason, except as required by law.
THE COMPANY
     We are one of the largest multinational owners and operators of automated teller machine, or ATM, networks, with operations in the United States, the United Kingdom and Canada. As an independent sales organization, or ISO, we own and operate non-bank branch, or off-premises, ATM networks. We have the second largest off-premises ATM network in both the United States and the United Kingdom and the third largest off-premises ATM network in Canada, managing 16,329 ATMs in the United States, 3,818 ATMs in the United Kingdom and 2,096 ATMs in Canada as of September 30, 2005. In addition, we own and operate a photocopier network with 24,118 self-service photocopiers deployed throughout the United States, the United Kingdom and Canada as of September 30, 2005.
     Since 2001, our growth has been driven by the significant increase in the size of our ATM operations including, since November 2004, growth resulting from our acquisition of the ATM business of eFunds Corporation (NYSE: EFD), which included networks with approximately 15,700 ATMs at the time of closing. As a result of this growth, the number of transactions processed by our ATM networks has grown from 9.0 million in 2001 to 26.7 million in 2004 and from 5.7 million in the third quarter of 2004 to 20.0 million in the third quarter of 2005. Primarily as a result of this growth, our ATM net sales increased from $16.6 million in 2001 to $50.5 million in 2004 and from $12.6 million in the third quarter of 2004 to $23.4 million in the third quarter of 2005. Net sales from our ATM operations accounted for 54.5% of our total net sales in 2004, compared to 44.1% in 2003, and were 74.6% of our total net sales in the third quarter of 2005 as compared to 55.9% in the third quarter of 2004.
     We locate our ATMs and photocopiers in high traffic retail environments through national merchants such as The Pantry, Cumberland Farms, Albertson’s and Wal-Mart, and through regional and locally-owned supermarkets, convenience and other stores. In addition to providing our merchant customers with supplemental revenues from shared transaction fees, we believe that the presence of ATMs and photocopiers in a merchant’s store helps to promote higher foot traffic, increased impulse purchases and longer shopping times since they often make the retail site a destination for cash and photocopies. We attempt to maximize the usefulness of our ATMs to our customers by participating in as many electronic funds transfer networks, or EFTNs, as practical, including NYCE, Visa, Mastercard, Cirrus, Plus, American Express, Discover/Novus, STAR, Interac and LINK.

     We believe that we are the only large-scale owner and operator of self-service, merchant-based photocopiers in the United States, the United Kingdom and Canada. As of September 30, 2005, we had 18,728 photocopiers deployed in the United States, 2,570 in the United Kingdom and 2,820 in Canada. The average number of photocopies made per installed machine has historically been declining. Contributing to these declines was our decision in the fourth quarter of 2003 to work with our merchants to increase per copy charges, which was based on a determination that sales resulting from the increased prices, together with cost savings, would exceed sales lost through the decreased volumes we expected the price increases would produce. As a result of our implementation of this strategy, our photocopier gross profit grew 5% from $18.5 million in 2003 to $19.4 million in 2004 as a result of cost reductions. In the quarter ended September 30, 2005, photocopier gross profit decreased 42% to $2.6 million as compared to $4.5 million in the quarter ended September 30, 2004. The decrease in gross profit was driven primarily by declines in copy volume per machine which occurred at a rate greater than anticipated and a delay in implementing additional copy price increases. We expect that net sales resulting from our most recent price increases effected during fall 2005 will begin to offset net sales lost through decreased volumes in 2006. Although we believe that our photocopier operation is a mature business, it remains an important source of cash flow to help us grow our ATM business, and we may opportunistically add photocopier locations to our ATM network locations.
     To maintain our networks of ATMs and photocopiers, we have developed an extensive field service operation. Through this operation, we provide installation, maintenance, diagnostic and repair services to approximately 90% of the ATMs in our networks and 94% of our photocopiers as of September 30, 2005. We believe that our field service capabilities distinguish us from our competitors and enable us to service our machines more promptly and efficiently than if we relied solely on third-party service providers. They have also allowed us to provide field services to other ATM owners. Before acquiring the eFunds ATM business, we were the servicing subcontractor for the majority of the ATMs in eFunds’ networks. As a result of our acquisition of those networks in November 2004, we now bill the same merchants directly for servicing work, allowing us to capture the mark-up previously retained by eFunds.
     Our address is 5208 N.E. 122nd Avenue, Portland, Oregon 97230-1074. Our telephone number is (503) 257-8766.

RISK FACTORS
     You should carefully consider each of the risks described below, together with all of the other information contained in or incorporated by reference into this prospectus, before deciding to invest in our securities. If any of the following risks develop into actual events, our business, financial condition or results of operations could be materially adversely affected, the trading price of your securities, if any, could decline and you may lose all or part of your investment.
Risks Relating to Our Business Generally
Our sales depend on transaction fees from our networks of ATMs and photocopiers. A decline in either transaction volume or the level of transaction fees could reduce our sales and harm our operating results.
     Transaction fees for our networks of ATMs and photocopiers produce substantially all of our sales. Consequently, our future operating results will depend on both transaction volume and the amount of the transaction fees we receive. Our transaction volume and fees will depend principally upon:
•	our ability to find replacement sites in the event of merchant turnover;

•	competition, which can result in over-served markets, pressure both to reduce existing fee structures and increase sales discounts to merchants and reduced opportunities to secure merchant or other placements of our machines;

•	our ability to service, maintain and repair ATMs and photocopiers in our networks promptly and efficiently;

•	continued market acceptance of our services; and

•	government regulation and network adjustment of our fees.
     If our transaction volume or the level of transaction fees we receive decreases in either of our primary market segments, our sales could decline, which would harm our operating results.
Fluctuations in foreign exchange rates could affect the amounts we report in our financial statements.
     We record the results of our U.K. and Canadian operations in the relevant local currency and convert these results into U.S. dollars at the applicable exchange rate for inclusion in our consolidated financial statements. We have not tried historically to reduce our exposure to foreign exchange rate fluctuations by currency hedging. As a result, changes in exchange rates may cause the amounts we report in our financial statements to fluctuate without relation to the results of the underlying operations in the respective host currencies. 40% of our net sales for the year ended December 31, 2004 occurred in the United Kingdom and were denominated in British Pounds. During 2004, the U.S. dollar reached its lowest value relative to the British pound in the previous five years. Due to the increase in the value of the British pound during 2004, we reported $4.0 million more in net sales and $2.4 million more in cost of sales during that period than we would have reported if the exchange rate had remained constant at the 2003 average. 39% of our net sales for the nine months ended September 30, 2005 occurred in the United Kingdom or Canada and were denominated in British pounds or Canadian dollars. Due to the increase in the value of the British pound and Canadian dollar during 2005, we reported $1.2 million more in net sales and $770,000 more in cost of sales during the first nine months of 2005 than we would have reported if the exchange rates had remained constant at the average, for the first nine months of 2004.
Changes in technology could reduce use of ATMs and photocopiers and, as a result, reduce our sales.
     New technology in the ATM or photocopier industries may result in the machines in our networks becoming obsolete, requiring us, or the merchants in our networks who own their machines, to either replace or upgrade the existing machines. Any replacement or upgrade program to machines that we own or that we must upgrade or replace under contracts with merchant owners would involve substantial expense. A failure to either replace or upgrade obsolete machines could result in customers using other ATM or photocopier networks that have newer technology, thereby reducing our sales and reducing or eliminating our profitability.
Loss of key personnel could harm our business.
     Our ability to execute our growth strategy successfully depends, in part, upon the continued service of Kenneth L. Tepper, our President and Chief Executive Officer. The employment agreement we have with Mr. Tepper allows him to terminate his employment with us at any time. Our future success also depends upon our ability to attract, retain and motivate highly-skilled employees. Loss of the services of Mr. Tepper or any other key employee, and the failure to attract and retain other highly-qualified employees, would impair our ability to continue to grow our business. We do not maintain key person life insurance policies on any of our key employees.
Both the ATM and photocopier markets are highly competitive, which could limit our growth or reduce our sales.
     Persons seeking either ATM or photocopier services have numerous choices. For ATMs, these choices include ATMs offered by banks or other financial institutions and those offered by ISOs such as ours. For photocopiers, the choices include specialty full-service business centers, copy and print shops, photocopiers located at other convenient merchant locations and home photocopiers and printers. Some of our competitors offer services directly comparable to ours while others, particularly in the photocopier market, are only indirect competitors. In addition, we believe that there will be continued consolidation in the ATM industry in the United States, the United Kingdom and Canada. Accordingly, new competitors may emerge and quickly acquire significant market share. This competition could prevent us from obtaining or maintaining desirable locations for our machines, reduce the use of our machines, and limit or reduce the transaction fees we can charge or require us to increase our merchants’ share of those fees. Moreover, because the economic barrier to entry into the photocopier business is low, additional competitors may enter our markets. The occurrence of any of these factors could limit our growth or reduce our sales.
We may not be able to obtain sufficient funds to continue to grow our business and any additional financing may be on terms adverse to your interests.
     We may need additional financing to continue to grow our business. If additional financing is not available when we require it or is not available on acceptable terms, we may be unable to fund our expansion, take advantage of business opportunities or respond to competitive pressures, any of which could reduce the trading price of our common stock. If we obtain additional financing by issuing equity securities, holders of common stock may experience significant dilution in ownership interest. Moreover, any equity financing we obtain could have rights senior to those of any common stock holder. If we obtain additional financing by issuing debt securities, the terms of those securities could restrict or prevent us from paying dividends and could limit our flexibility in making business decisions beyond the restrictions and limitations in our existing credit facility. In these cases, the value of your investment could be reduced.
Our operating results may decline and our merchants may become dissatisfied if we are unable to expand our field service operations.
     We cannot be certain that we will be able effectively to expand our field service support network as quickly as necessary to accommodate our growing business. We believe that our ability to provide reliable and effective service to our ATMs and photocopiers gives us a competitive advantage when approaching merchants about locating machines in their facilities and is important to the successful expansion of our ATM business. We have rapidly expanded our ATM networks and seek to continue that expansion. As a result, we may need to expand our field service operations to accommodate increased demand for these services, which would require time to hire and train additional personnel. If we are unable to expand our field service operations to match our growth, we may damage our relationships with merchants on whom we rely for our ATM and photocopier placements, and our ATMs and photocopiers may experience longer down times than they have in the past, resulting in lower per-machine sales.
Increases in interest rates will increase our expenses.
     We have credit and vault cash facilities that carry variable interest rates. Consequently, a rise in interest rates would increase our operating costs and expenses.
Failure to achieve and maintain effective internal control over financial reporting could harm our business, operating results and cause the trading price of our common stock to decline.
     We are in the process of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of our internal control over financial reporting and a report by the independent registered public accounting firm which audits our financial statements addressing these assessments. During the course of our testing we may identify deficiencies which we may not be able to remediate by the time we file our financial statements for the year ending December 31, 2005, which is the deadline imposed by the Sarbanes-Oxley Act for our compliance with the requirements of Section 404. In addition, if we fail to achieve and maintain the adequacy of our internal control, as the control standards may be amended, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Effective internal control over financial reporting is necessary for us to effectively manage our business and produce reliable financial reports and is important for helping prevent financial fraud. If we do not maintain effective internal control over financial reporting, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our common stock could decline.
Risks Relating to Our ATM Business
We may be unable to successfully integrate our ATM acquisitions, including the acquisition of the eFunds ATM business, with our operations and to realize all of the anticipated benefits of those acquisitions.
     An acquisition of any significant ATM network, and in particular the eFunds ATM business, involves the integration of operations that previously have operated independently, which can be a complex, costly and time-consuming process. The difficulties of combining the operations include, among other things:
•	operating a significantly larger combined company;

•	the necessity of coordinating disparate organizations, systems and facilities;

•	retaining merchant participants in the acquired network; and

•	consolidating corporate and administrative functions and implementing cost savings.
     Primarily as a result of five acquisitions during 2004, our ATM networks have grown from 3,416 ATMs at December 31, 2003 to 22,243 ATMs at September 30, 2005, materially increasing our integration risk. Moreover, since the ATM contracts in the eFunds networks we acquired have terms expiring within the next six years, the potential for merchant participants in those networks to leave is greater than with our pre-acquisition ATM networks.
     The process of combining an acquired network with ours could cause an interruption in our business and, possibly, the loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with the acquisition and the integration of an acquired network with ours could harm our combined business, results of operations, financial condition or prospects after the acquisition.
We depend on eFunds Corporation to provide many services on which we rely.

     Our ATM business requires close coordination of merchant relationships, cardholder relationships, cash management activities and telecommunication services. In connection with our acquisition of the eFunds ATM business, we entered into a master services agreement with eFunds Corporation pursuant to which eFunds will provide many of these services to us in the United States and Canada. eFunds also provides us with transaction processing and EFTN management services. As a result, we depend on eFunds to provide many services that are necessary to the operations of our ATM business. eFunds may be unable or unwilling to provide all of these services at a level that we consider necessary. In that event, if we are unable to terminate our relationship with eFunds or are unable to obtain replacement services in a timely manner, our transaction volume could be reduced and our relationships with our merchants or cardholders could deteriorate.
We may not succeed in our acquisition strategy.
     We plan to expand our ATM networks through complementary acquisitions in the United States, United Kingdom, Canada and other countries as opportunities arise. We are currently evaluating several acquisitions and expect to consider growth opportunities through additional acquisitions. Our acquisition strategy has several risks, including:
•	We may not be able to successfully identify or complete additional acquisitions.

•	We may not be able to obtain any financing that may be necessary.

•	The operations, technology and personnel of any acquired networks may be difficult to integrate.

•	Substantial management resources may be diverted from our day-to-day business to consummate and integrate these transactions.

•	Acquired networks may not achieve anticipated net sales, earnings or cash flow. Such a shortfall could require us to write down the carrying value of the intangible assets associated with any acquired network.

•	We may incur substantial amounts of debt to complete our acquisitions which may significantly increase our costs. Moreover, these costs could increase if interest rates on that debt increase.

•	If we acquire an existing company, as opposed to simply acquiring existing ATM networks, we may assume some or all of the liabilities associated with the acquired company, further increasing our debt burden and our costs.

•	If the ATM industries in the United States, the United Kingdom and Canada continue to consolidate, as we expect that they will, we may face increased competition for acquisition opportunities, which may inhibit our ability to complete suitable acquisitions on terms favorable to us.
Any of these factors could increase our expenses and charges and decrease our net sales and the trading price of our common stock.
Our international operations may not be successful.
     As of September 30, 2005, approximately 17% of our ATMs were located in the United Kingdom and approximately 9% of our ATMs were located in Canada. We have also begun to develop ATM networks in Germany and Northern Ireland. We expect to continue to expand in the United Kingdom, Canada, Germany and Northern Ireland, and into other countries and geographic areas as opportunities arise. Our international operations are subject to inherent risks, including:
•	exposure to currency fluctuations;

•	difficulties in complying with foreign laws and regulations;

•	unexpected changes in regulatory requirements;

•	difficulties in staffing and managing foreign operations; and

•	potentially adverse tax consequences.
Any of these factors could harm our international operations and international expansion and, consequently, our business, results of operations and financial condition.
Our ATM business operates in a changing and unpredictable regulatory environment.
     ATM withdrawal transactions involve the electronic transfer of funds through EFTNs. The U.S. Electronic Funds Transfer Act provides the basic framework establishing the rights, liabilities and responsibilities of participants in EFTNs in the United States. In addition, there have been various state and local efforts in the United States to ban, limit or otherwise regulate ATM transaction fees, which make up a large portion of our sales for our full placement ATMs and the principal source of ATM sales for merchants with merchant-owned ATMs in our networks. For example, in Tennessee, Nebraska and Iowa only bank-sponsored ATMs can impose withdrawal fees. As a result, in these states we must make arrangements with a local bank to act as a sponsor of ATMs in our networks, which typically involves additional documentation costs and payment of a fee to the bank. In the United Kingdom, ATM owners must elect to receive either interchange fees or withdrawal fees; we have elected primarily to receive withdrawal fees. As a result, any limitation on the ability to charge withdrawal fees in areas where we have a concentration of ATMs could reduce our ATM sales from our full placement ATMs and reduce the incentive that merchants with merchant-owned ATMs would have to keep ATMs in our networks on their premises. In addition, if existing regulations are made more restrictive or new regulations are enacted, we may incur significant expense to comply with them.

     Because of reported instances of fraudulent use of ATMs, legislation is pending that would require state or federal licensing and background checks of ATM operators. There are proposals pending in some jurisdictions, including New York and New Jersey, that would require merchants that are not financial institutions to be licensed in order to maintain an ATM on their premises; other jurisdictions currently require such licensing. New licensing requirements could increase our cost of doing business in those markets.
Compliance with government and industry standards will increase our costs and, if we cannot meet compliance deadlines, could require us to remove non-compliant machines from service.
     The Digital Encryption Standard, or DES, is the encryption standard that ATMs use to encrypt the personal identification number that is sent to an ATM processing agent during an ATM transaction. Due to security concerns, MasterCard International, one of the largest EFTNs in the United States, LINK, the principal EFTN in the United Kingdom, and Interac, the principal EFTN in Canada, have required that ATMs using their networks be compliant with a new DES, known as “triple DES.” Compliance is required by some EFTNs in the United States by December 31, 2005, although we have extensions of the deadline to comply by December 31, 2006, and was required in Europe by April 1, 2005 although enforcement did not begin until July 1, 2005. Interac requires that a compliance plan be in place by February 28, 2008. For European ATMs, MasterCard International required compliance with a standard known as Europay Mastercard Visa, or EMV, by December 31, 2004, although sanctions for noncompliance did not begin until April 1, 2005. Our U.K. ATMs were compliant with all the standards applicable in Europe at September 30, 2005, and as of October 31, 2005, 30% of the ATMs we own in our networks in the United States were compliant with the standard to be required in the United States. We believe that the remaining cost of upgrading the ATMs we own in the United States to comply with triple DES will be approximately $3.2 million. We do not currently have an upgrade estimate for Canadian ATMs due to uncertainty as to the timing of required upgrades.
     The Americans with Disabilities Act, or ADA, currently includes provisions regulating the amount of clear floor space required in front of each ATM, prescribing the maximum height and reach depth of each ATM, and mandating that instructions and all information for use of the ATM be made accessible to and independently usable by persons with vision impairments. The U.S. Department of Justice is currently drafting new accessibility guidelines under the ADA that will cover virtually all aspects of commercial activity relating to disabled persons. We expect that these new guidelines will include provisions addressing ATMs and how to make them more accessible to the disabled. Under the current proposals, height and reach requirements would be shortened, keypads would be required to be laid out in the manner of telephone keypads with selected Brail symbols and ATMs would be required to possess speech capabilities. These new guidelines would affect the manufacture of ATM equipment going forward and could require us to retire or upgrade many of the ATMs we own, as well as those merchant-owned ATMs where we are responsible for upgrade costs, potentially at significant expense to us.
     If ATMs in our network do not comply with relevant standards by the respective deadlines and we cannot obtain compliance waivers, we could have to remove the non-compliant ATMs from service and replace them with complying ATMs. As a result, our capital costs could increase and, during the period of time needed to replace the non-compliant machines, our ATM net sales could be materially reduced.
If we, our transaction processors, our EFTNs or our other service providers experience system failures, our ATM services could be delayed or interrupted, which would harm our business.
     Our ability to provide reliable service largely depends on the efficient and uninterrupted operations of our transaction processors, EFTNs and other service providers. Any significant interruptions could severely harm our business and reputation and result in a loss of sales. Additionally, such interruption could cause us to lose the affected merchants or damage our relationships with them. Our systems and operations, and those of our transaction processors, EFTNs and other service providers, could be exposed to damage or interruption from fire, natural disaster, unlawful acts, terrorist attacks, power loss, telecommunications failure, unauthorized entry and computer viruses. We cannot be certain that any measures we and our service providers have taken to prevent system failures will be successful or that we will not experience service interruptions. Further, our property and business interruption insurance may not be adequate to compensate us for all losses or failures that may occur.
We rely on EFTNs and transaction processors; if we cannot renew our agreements with them, if they are unable to perform their services effectively or if they decrease the level of the transaction fees we receive, it could harm our business.
     We rely on several EFTNs and transaction processors to provide card authorization, data capture and settlement services to us and our merchant customers. Any inability on our part to renew our agreements with these or similar service providers or their failure to provide their services efficiently and effectively may damage our relationships with our merchants and may permit those merchants to terminate their agreements with us.
     Our ATM net sales depend to a significant extent upon the transaction fees we receive through EFTNs. If one or more of the EFTNs in which we participate reduces the transaction fees it pays us, and we are unable to route transactions to other EFTNs to replace them, our ATM net sales would be reduced. For example, Visa/Plus, which accounted for approximately 13% of our interchange fees during the year ended December 31, 2004, has divided ATM providers into two tiers, and reduced the interchange fees it pays to second tier providers for withdrawals and balance inquiries by $.10 per transaction, effective October 1, 2005. Our ATMs do not meet all of the requirements for first tier status. As a means of mitigating the impact of the lower interchange rates paid by Visa/Plus we have had our processing agents adjust priority routing tables to, whenever possible, move transactions through EFTNs whose interchange rates are higher than those paid by the Visa/Plus EFTN.
     Cirrus/MasterCard implemented a $.05 per transaction ATM Convenience Fee in April of 2005. This fee is netted out of interchange dollars paid to TRM by the networks through its two processing partners. At this time approximately 20% of all transactions on the TRM and ACI processing platforms route through the Cirrus and MasterCard networks.
We obtain our U.S. ATM vault cash under an arrangement that could cause us to lose our access to the vault cash and to fees that we have earned due to circumstances beyond our control.
     Our U.S. vault cash facility is secured by the cash we draw from it to place in ATMs, as well as by the withdrawal and interchange fees we have earned but not yet collected, so the lender under that arrangement could seize the cash and fees in the event of a default.
     We obtain the cash that we use to fill our full placement ATMs and some of the merchant-owned ATMs in our networks, which we call vault cash, in the United States pursuant to an agreement with TRM Inventory Funding Trust, for which one of our subsidiaries, TRM ATM Corporation, acts as servicer. Under the terms of the loan and servicing agreement, the Trust and the servicer must make periodic payments of fees related to the arrangement. The obligations under the loan and servicing agreement are secured by pledges of all of the Trust’s assets, including the vault cash, and our uncollected withdrawal and interchange fees. If there is a default under the loan and servicing agreement, the lender may terminate the loan and servicing agreement and seize the collateral, including existing vault cash and fees we have not yet received. As a result, a default under the loan and servicing agreement could cause us to lose fees we had earned and suspend our full placement ATM operations in the United States unless we were able to rapidly arrange an alternative source of vault cash.
     Our U.S. vault cash arrangement could go into default as a result of factors over which we have no control.
     The loan and servicing agreement for our U.S. vault cash facility contains events of default that include:
•	An “event of bankruptcy” with respect to any entity on whose property more than 10% of our U.S. ATMs are located, if we are unable to remove all cash from those ATMs within five business days after the event of bankruptcy occurs. An event of bankruptcy includes the filing of a bankruptcy petition with a court, an entity admitting in writing that it is unable to satisfy its obligations as they become due or the board of directors of the entity voting to cause an event of bankruptcy, regardless of whether we are informed of any of these actions.

•	Any depository bank or transportation agent, excepting one pre-approved bank and one pre-approved transportation agent, failing to maintain a specified debt rating.

•	The amount of vault cash held by or maintained on the premises of entities, which would generally be our transportation agents and merchants, that have experienced an event of bankruptcy when added to the amount of cash owed from settlement banks that is past due exceeding a designated level.
     Due to these provisions, the bankruptcy or financial difficulty of our merchants or the companies on which we rely for services could cause an event of default under our loan and servicing agreement and prevent us from having access to the vault cash we require to operate our full placement and some of our merchant-owned U.S. ATMs. We do not have any operational control over our merchants or other service providers and may not be able to determine whether any of these entities are facing financial difficulty that could increase our risk of default under the loan and servicing agreement. As a result, we could lose access to our U.S. vault cash due to circumstances that we would be unable to foresee and that are beyond our control.
     If our U.S. vault cash arrangement terminates, we may not be able to obtain vault cash from alternative sources on acceptable terms or at all. If we do not have access to vault cash for our full placement ATMs and those of our merchant-owned ATMs for which we provide vault cash, we will have to suspend our operations with respect to these ATMs, our results of operations will be reduced and the trading price of our common stock may decrease.
Criminal activity by third parties, whether through tampering with our ATM machines or otherwise, could result in decreased consumer confidence in ATM usage and thereby reduce our profit.
     Recently, there have been reports in the press regarding the use of ATMs to defraud cardholders and their financial institutions. Criminals have been known to attach skimming devices to ATMs in order to copy the encoded personal information on a user’s debit or credit card that the criminal then uses to create counterfeit cards that can be used at ATMs or as credit cards to make unauthorized purchases. Although, as of this date, we are not aware of any our ATMs being used for skimming or any other illegal purpose, we cannot guarantee that criminals will not target one or more of our ATMs for skimming operations. Extensive counterfeiting activity could undermine consumer confidence in ATMs, thereby reducing ATM activity and our profit.
     Additionally, in the United Kingdom, there has been expanded theft activity, resulting in loss of cash and damaged ATMs. Due to the expense of crime insurance premiums and accompanying deductibles, we determined to self-insure against single losses at ATMs. This may materially increase our operating costs and reduce our profits.
Risks Relating to Our Photocopier Business
Loss of our photocopier placement contract with Albertson’s would materially reduce our photocopier sales.
     Albertson’s represented 8.0% of our photocopier net sales during 2004 and 7.3% in the first nine months of 2005. As of September 30, 2005, 9.0% of our photocopiers were located with that company. A loss of this contract would result in a material reduction in our photocopier sales and, due to the number of photocopiers affected and the potential difficulty of redeploying these machines, could result in a write down of our fixed assets.
The average remaining term of our photocopier placement contracts is ten months. To the extent merchants do not renew their contracts with us, our photocopier sales will decline.
     As of September 30, 2005, the average remaining term of our photocopier contracts was ten months. Photocopier net sales represented 45.5% of our net sales during 2004 and 26.6% of our net sales in the first nine months of 2005. If a significant number of merchants choose not to renew their photocopier placement contracts with us, it could reduce our sales, cash flow and operational profitability.
If photocopy volumes continue to decline, it could reduce our sales.
     Our photocopier volume has declined significantly over the past five years. Our price increases in 2003 and 2004, while reducing the declining sales trend, amplified the volume decline. Due to the competitive environment, we may not be able to continue to work with merchants to increase prices to offset volume declines. If we are unable to institute price increases that offset our volume declines, our photocopier sales and our cash flow will be reduced.
Risks Relating to Our Common Stock
We do not plan to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.
     We do not plan to declare dividends on our common stock for the foreseeable future and, under the terms of our credit facility with Bank of America, we cannot pay dividends of more than $1.5 million per fiscal year without the bank’s consent. Since we are currently limited in our ability, and do not plan, to pay dividends on our common stock, your only opportunity to achieve a positive return on your investment for the foreseeable future may be if the market price of our common stock appreciates.
Our charter documents and Oregon law may inhibit a takeover that shareholders may consider favorable.
     The Oregon Business Corporation Act, our restated articles of incorporation and our restated bylaws contain provisions that could have the effect of delaying, deferring or preventing a change in control of our company or our management that shareholders may consider favorable or beneficial, which could reduce the value of your investment. These provisions could discourage proxy contests and make it more difficult for you and other shareholders to elect directors and take other corporate actions. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:
•	authorization to issue “blank check” preferred stock, which is preferred stock that can be created by our board of directors without prior shareholder approval and with rights senior to those of common stock;

•	a classified board of directors, so that it could take three successive annual meetings to replace all directors;

•	authority for directors to establish the size of the board of directors without shareholder approval;

•	a requirement of a 75% vote of shareholders to remove a director for cause;

•	a requirement of a 75% vote of shareholders for business combinations with a 5% or greater shareholder that is not approved by our board of directors, with only limited exceptions; and

•	an advance notice requirement for shareholder proposals.
     The Oregon Business Corporation Act also contains other limitations on corporate acquisitions and business combinations with interested shareholders.
Sales of our common stock by the selling shareholders may negatively affect our stock price.
     The market price of our common stock could decline as a result of sales of a large number of shares of our common stock by the selling shareholders, or the perception that such sales could occur. These sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.
The price of our common stock may fluctuate significantly, and you could lose all or part of your investment.
     Due to fluctuations in the market price of our common stock, you may be unable to resell your shares at or above the price you paid for them. The market price for our common stock has been highly volatile and may continue to be highly volatile in the future. From January 1, 2003 through December 27, 2005, based on prices on the Nasdaq SmallCap Market and the Nasdaq National Market, our common stock price ranged from $0.50 to $27.00 per share and was $7.35 per share on December 27, 2005.
     In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, particularly companies like ours with smaller market capitalizations. As a result, the price of our common stock could fluctuate based upon factors beyond our control, and these fluctuations could materially reduce our share price.
If our share price is volatile, we may be the target of securities litigation, which can be costly and time-consuming to defend.
     In the past, following periods of market volatility in the price of a company’s securities, security holders have often instituted class action litigation. In this regard, we note that, from November 14, 2005 to November 15, 2005, the per share price of our common stock declined from $11.99 to $6.97 (closing prices) following announcement of our third quarter 2005 financial results. If we become involved in class action or other securities litigation, regardless of the outcome, we could incur substantial legal costs and our management’s attention could be diverted from the operation of our business, causing our business to suffer.
Risks Related to Our Indebtedness
We have a substantial amount of indebtedness, which may reduce our cash flow and our ability to operate our business.
     As of September 30, 2005, we owed $125.7 million pursuant to our $150 million syndicated loan facility ($120 million of which was used to fund the acquisition of eFunds’ ATM business), $112.5 million under the term loan portion of the facility and $13.2 million under the $30 million line of credit portion of the facility.
     Our substantial indebtedness could have important consequences to you. For example, it could:
•	require us to dedicate a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	limit our flexibility in planning for and reacting to changes in our business and in the ATM and photocopying industries;

•	make us more vulnerable to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation and industry operating standards; and

•	limit our ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of our growth strategy, including acquisitions, or other purposes.

     Furthermore, our interest expense could increase if interest rates increase because a significant amount of our indebtedness bears interest at floating rates and our vault cash facility expense is based on market rates of interest. Any such increase could reduce our earnings.
     Our credit agreement restricts our incurrence of additional indebtedness, although these restrictions are subject to a number of important qualifications and exceptions that permit us to increase debt in specified circumstances. If we incur additional debt, the related risks that we now face, including those described above, could intensify.
The terms of our credit agreement may restrict our current and future operating and financial flexibility.
     Our credit agreement includes a number of covenants that, among other things, restrict our ability to:
•	engage in mergers, consolidations and asset dispositions;

•	pay dividends on or redeem or repurchase stock;

•	merge into or consolidate with any third party;

•	create, incur, assume or guarantee additional indebtedness;

•	incur liens;

•	make loans and investments;

•	pay dividends;

•	engage in transactions with affiliates;

•	redeem or repurchase capital stock;

•	prepay, redeem or repurchase subordinated indebtedness;

•	issue or sell preferred stock of restricted subsidiaries;

•	enter into sale and leaseback transactions;

•	make asset or property dispositions; and

•	change the nature of our business.
     Our credit agreement also contains covenants that prohibit our consolidated capital expenditures for 2005 to exceed $17.0 million and for each year thereafter to exceed $15.0 million. In addition, we are required to maintain specified financial ratios. As a result of these ratios, we are limited in the manner in which we conduct our business, and may be unable to engage in favorable business activities or finance future operations or capital needs. Accordingly, these restrictions may limit our ability to successfully operate our business.
     A failure to comply with the covenants under our credit agreement could result in an event of default. In the event of a default under our credit agreement, the lenders could elect to declare all borrowings outstanding, together with accrued and unpaid interest and other fees, to be due and payable, to require us to apply all of our available cash to repay these borrowings. An acceleration of indebtedness under our credit agreement would also likely result in an event of default under the terms of any other financing arrangement we have outstanding at the time. If any or all of our debt were to be accelerated, it is unlikely that our assets would be sufficient to repay such indebtedness in full. If we are unable to repay outstanding borrowings under our credit agreement when due, the lenders will have the right to proceed against the collateral securing such indebtedness, which includes the capital stock of our subsidiaries.

USE OF PROCEEDS
     We will not receive any proceeds from the sale of the common stock by the selling shareholders in the offering; all net proceeds will go to the selling shareholders.

SELLING SHAREHOLDERS
     We are registering the shares covered by this prospectus on behalf of the selling shareholders who were issued these shares in a private placement transaction on October 5, 2005. We will identify the selling shareholders and provide information regarding their share ownership in a Form 8-K to be filed subsequent to the date hereof or in a prospectus filed pursuant to Rule 424(b)(7) to be filed subsequent to the date hereof. We provided the selling shareholders with registration rights in connection with the private placement and are fulfilling our obligation to such selling shareholders by registering the shares of common stock covered by this prospectus. We are registering the shares to permit the selling shareholders and their pledgees, donees, transferees or other successors-in-interest that receive their shares from a selling shareholder as a gift, partnership distribution or other transfer after the date of this prospectus to resell the shares.
     To our knowledge, no selling shareholder or any of its affiliates has held any position or office with, been employed by or otherwise had any material relationship with us or our affiliates during the three years prior to the date of this prospectus.

PLAN OF DISTRIBUTION
     The shares of the common stock listed in the table appearing in the “Selling Shareholders” section of this prospectus are being registered to permit public secondary trading of the shares by the holders of such shares from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale of these shares by the selling shareholders. The selling shareholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The sales may be made on the Nasdaq National Market, in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in privately negotiated transactions. The selling shareholders may effect these transactions by selling the shares to or through broker-dealers. The selling shareholders may sell their shares in one or more of, or a combination of:
•	a block trade in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by a broker-dealer for its account under this prospectus;

•	an exchange distribution in accordance with the rules of an exchange;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	short sales of shares;

•	privately negotiated transactions;

•	a combination of any such methods of sale; and

•	any other lawful method.
     The selling shareholders may also sell their shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.
     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. If the plan of distribution involves an arrangement with a broker-dealer for the sale of shares through a block trade, special offering, or secondary distribution or a purchase by a broker or dealer, the amendment or supplement will disclose:
•	the name of each selling shareholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which the shares were sold;

•	the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;

•	that a broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.
     The selling shareholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling shareholders. The selling shareholders also may sell shares short and redeliver the shares to close out short positions. The selling shareholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer the shares under this prospectus. The selling shareholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the loaned shares, or upon a default the broker-dealer may sell the pledged shares under this prospectus.
     In effecting sales, broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in the resales. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling shareholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling shareholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, as amended, in connection with sales of the shares. Accordingly, any commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because selling shareholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus that qualify for sale under Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus.
     The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
     Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period beginning on the later of one business day prior to the determination of the offering price or such time that a person becomes a distribution participant, and ending upon such person’s completion of participation in the distribution. In addition, each selling shareholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling shareholders. We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.
     We will bear all costs, expenses and fees in connection with the registration of the shares. The selling shareholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling shareholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against specific liabilities, including liabilities arising under the Securities Act. The selling shareholders have agreed to indemnify us against specific liabilities in connection with the registration statement, the preliminary prospectus or final prospectus contained in the registration statement, including specified liabilities under the Securities Act. We have agreed to indemnify the selling shareholders against specified liabilities, including specified liabilities under the Securities Act.
     We have agreed to maintain the effectiveness of this registration statement until the earlier of (i) October 5, 2007 or (ii) such date as the selling shareholders have sold all of their common stock. No sales may be made based on this prospectus after the expiration date unless we amend or supplement this prospectus to indicate that we have agreed to extend the period of effectiveness. The selling shareholders may sell all, some or none of the shares offered by this prospectus.
EXPERTS
     The consolidated financial statements of TRM Corporation and its subsidiaries as of December 31, 2003 and 2004 and for each of the three years in the period ended December 31, 2004 incorporated by reference in this prospectus have been so incorporated by reference in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
     The financial statements of the eFunds ATM Business as of September 30, 2004 and December 31, 2003 and for the nine-month period ended September 30, 2004 and each of the years in the two-year period ended December 31, 2003 have been incorporated by reference in this prospectus in reliance on the report of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and given on the authority of said firm as experts in accounting and auditing.
LEGAL MATTERS
     The validity of the issuance of the shares of common stock in this offering will be passed upon for us by Ledgewood, P.C., Philadelphia, Pennsylvania. Matters pertaining to Oregon law will be passed upon for us by Perkins Coie LLP, Portland, Oregon.

WHERE YOU CAN FIND MORE INFORMATION
     We have filed a registration statement on Form S-3 with the SEC with respect to this offering. This prospectus constitutes only part of the registration statement and does not contain all of the information set forth in the registration statement, its exhibits and its schedules. For further information with respect to us and our securities, we refer you to the registration statement and to the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document to which we make reference are not necessarily complete and, in each instance, we refer you to the copy of the contract, agreement or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.
     We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for additional information on the operation of the Public Reference Room.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The SEC allows us to “incorporate by reference” the information we file with it. This means that we can disclose important information to you by referring to these documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC under Sections 13(a) or 15(d) of the Securities Exchange Act of 1934 will automatically update and supersede this information. Any statement contained in this prospectus or a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to have been modified or superseded to the extent that a statement contained in this prospectus, or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus, modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
     We are incorporating by reference the following documents that we have previously filed with the SEC (other than information in such documents that is deemed not to be filed), as well as any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act until this offering has been completed:
•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2004;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005;

•	our Current Reports on Form 8-K/A filed with the SEC on February 7, 2005 (with respect to Item 9.01) and June 10, 2005 and on Form 8-K filed on March 10, 2005, March 29, 2005 (with respect to Item 9.01), April 1, 2005 (with respect to Item 9.01), April 14, 2005 (with respect to Item 9.01), May 6, 2005 (with respect to Item 9.01), May 16, 2005 (with respect to Item 9.01), May 24, 2005, May 24, 2005 (with respect to Item 9.01), June 28, 2005 (with respect to Item 9.01), July 1, 2005 (with respect to Item 9.01), August 10, 2005 (with respect to Item 9.01), August 15, 2005 (with respect to Item 9.01), September 8, 2005, September 28, 2005, October 5, 2005, November 16, 2005 (with respect to Items 8.01 and 9.01) and December 2, 2005 (with respect to Item 9.01);

•	the description of our common stock set forth in our registration statement on Form 8-A, filed November 1, 1991 and amended on December 13, 1991.
     Copies of these filings are available at no cost at our website, www.trm.com. Amendments to these filings will be posted to our website as soon as reasonably practical after filing with the SEC. In addition, you may request a copy of these filings and any amendments thereto at no cost, by writing or telephoning us. Those copies will not include exhibits to those documents unless the exhibits are specifically incorporated by reference in the documents or unless you specifically request them. You may also request copies of any exhibits to the registration statement.
     Please direct your request to:

Jeanette K. LaPointe, Executive Assistant
TRM Corporation
5208 N.E. 122nd Avenue
Portland, Oregon 97230-1074
(503) 257-8766

No person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized representations or information. This prospectus does not constitute an offer or solicitation by anyone in any state in which an offer or solicitation is not authorized or in which the person making the offer or solicitation is not qualified to do so to anyone to whom it is unlawful to make an offer or solicitation. The information contained in this prospectus is current only as of its date.

INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
     The following table contains the costs and expenses payable by the Registrant in connection with the distribution of the Common Stock being registered, with the exception of underwriting discounts and commissions. All amounts are estimated, except the SEC registration fee:

SEC registration fee	$2,084
Printing expenses	$10,000
Accounting fees and expenses	$40,000
Legal fees and expenses	$50,000
Miscellaneous expenses	$2,500

Total	$104,584
ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS
     Under the provisions of Sections 60.394 and 60.407 of the Oregon Business Corporation Act, TRM Corporation, or TRM, is required to indemnify any present or former officer or director against expenses arising out of legal proceedings in which the director or officer becomes involved by reason of being a director or officer if the director or officer is successful in the defense of such proceedings. Section 60.391 provides that TRM may indemnify a director or officer in connection with a proceeding in which he is not successful in defending if it is determined that he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the registrant or, in the case of a criminal action, if it is determined that he had no reasonable cause to believe his conduct was unlawful. Liabilities for which a director or officer may be indemnified include amounts paid in satisfaction of settlements, judgments, fines and other expenses (including attorneys’ fees incurred in connection with such proceedings). In a shareholder derivative action, no indemnification may be paid in respect of any claim, issue or matter as to which the director or officer has been adjudged to be liable to the registrant (except for expenses allowed by a court).
     TRM’s restated articles of incorporation provide for indemnification of its directors and officers to the full extent permitted by applicable law. Under the provisions of TRM’s restated bylaws, TRM is required to indemnify officers or directors to a greater extent than under the current provisions of Section 60.414 of the Oregon Business Corporation Act. Except with respect to shareholder derivative actions, the bylaw provisions generally state that the director or officer will be indemnified against expenses, amounts paid in settlement and judgments, fines, penalties and/or other amounts incurred with respect to any threatened, pending or completed proceeding, provided that (i) such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant, and (ii) with respect to any criminal action or proceeding, such person had no reasonable cause to believe his or her conduct was unlawful.
     The foregoing standards also apply with respect to the indemnification of expenses incurred in a shareholder derivative suit. However, a director or officer may only be indemnified for settlement amounts or judgments incurred in a derivative suit to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.
     In accordance with the Oregon Business Corporation Act, TRM’s restated articles of incorporation contain a provision to limit the personal liability of its directors for violations of their fiduciary duty. This provision eliminates each director’s liability to TRM or its shareholders, for monetary damages except (i) for breach of the director’s duty of loyalty to TRM or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 60.414 of the Oregon

Business Corporation Act providing for liability of directors for unlawful distributions or (iv) for any transaction from which a director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence.
     TRM maintains directors’ and officers’ liability insurance against any actual or alleged error, misstatement, misleading statement, act, omission, neglect or breach of duty by any director or officer of itself or any direct or indirect subsidiary, excluding certain matters including fraudulent, dishonest or criminal acts or self-dealing.
ITEM 16. EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION OF DOCUMENT
2.1(a)	Purchase Agreement by and among eFunds Corporation, eFunds (Canada) Corporation, TRM ATM Corporation and TRM (Canada) Corporation dated as of September 30, 2004 (incorporated herein by reference to Exhibit 10.3 of Form 10-Q filed for the quarter ended September 30, 2004)

2.1(b)	Amendment No. 1 to the Purchase Agreement by and among eFunds Corporation, eFunds (Canada) Corporation, TRM ATM Corporation and TRM (Canada) Corporation dated November 19, 2004 (incorporated herein by reference to Exhibit 2.2 of Form 8-K dated November 19, 2004)

2.2(a)	Agreement for the Sale and Purchase of the Entire Issued Share Capital of Travelex ATMs Limited dated September 1, 2005 by and among TRM Services Limited, TRM Corporation, and Travelex UK Limited and SNAX 24 Corporation Limited (incorporated herein by reference to Exhibit 10.8(a) of Form 8-K dated September 28, 2005)

2.2(b)	Agreement for the Sale and Purchase of the Business and Assets of Travelex UK Limited by and among Travelex UK Limited, TRM (ATM) Limited and TRM Corporation dated September 1, 2005 (incorporated herein by reference to Exhibit 10.8(b) of Form 8-K dated September 28, 2005)

3.1(a)	Amendments to the Restated Articles of Incorporation (incorporated herein by reference to Exhibit 3.1(a) of Form 10-K for the fiscal year ended June 30, 1998)

3.1(b)	Restated Articles of Incorporation (incorporated herein by reference to Exhibit 3.1(b) of Form 10-K for the fiscal year ended June 30, 1998)

3.2	Restated Bylaws (incorporated herein by reference to Exhibit 3.2 of Form 10-K for the fiscal year ended June 30, 1998)

4.1	Specimen Stock Certificate (incorporated herein by reference to Exhibit 4.1 of Form S-3/A filed on August 25, 2004 [No. 333-116748])

4.2	Investors’ Rights Agreement (incorporated herein by reference to Exhibit 4.1 of Form 8-K dated July 9, 1998)

4.3	Articles V, VI and VII of the Restated Articles of Incorporation, as amended (See Exhibit 3.1)

4.4	Articles I, II, V, VII and X of the Restated Bylaws (See Exhibit 3.2)

4.5	Share Purchase Agreement between the Registrant and the Purchasers listed therein, dated as of September 29, 2005*

5.1	Opinion of Ledgewood, P.C.

5.2	Opinion of Perkins Coie LLP

23.1	Consent of Ledgewood, P.C. (included in Exhibit 5.1)

23.2	Consent of Perkins Coie LLP (included in Exhibit 5.2)

23.3	Consent of PricewaterhouseCoopers LLP

23.4	Consent of KPMG LLP

24.1	Power of Attorney (included as part of signature pages to this registration statement)

*	Previously filed.
ITEM 17. UNDERTAKINGS

Each undersigned registrant hereby undertakes:
(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.
     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
Provided, however, That:
     (A) Paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-8 (§239.16b of this chapter), and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) that are incorporated by reference in the registration statement; and
     (B) Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 (§239.13) or Form F-3 (§239.33), and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) (§230.424(b)) that is part of the registration statement.
(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4) N/A
(5) That, for purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A), shall be deemed to be part of and included in the registration as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:
     The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
     (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424);
     (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
     (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
     (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
     Each undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of such registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, such registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by any registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, such registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania, on December 28, 2005.
TRM CORPORATION

By:	/s/ KENNETH L. TEPPER
Kenneth L. Tepper
President and Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY
     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kenneth L. Tepper, Danial J. Tierney and Amy B. Krallman, or any of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any additional registration statement filed pursuant to Rule 462 promulgated under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ KENNETH L. TEPPER KENNETH L. TEPPER	President and Chief Executive Officer (Principal Executive Officer)	December 28, 2005

/s/ DANIEL E. O’BRIEN DANIEL E. O’BRIEN	Chief Financial Officer (Principal Financial Officer)	December 28, 2005

/s/ JON S. PITCHER JON S. PITCHER	Principal Accounting Officer (Principal Accounting Officer)	December 28, 2005

/s/ DANIEL G. COHEN DANIEL G. COHEN	Chairman of the Board and Director	December 28, 2005

/s/ EDWARD E. COHEN EDWARD E. COHEN	Chairman of the Executive Committee and Director	December 28, 2005

/s/ NANCY ALPERIN NANCY ALPERIN	Director	December 28, 2005

/s/ SLAVKA B. GLASER SLAVKA B. GLASER	Director	December 28, 2005

Signature	Capacity	Date
/s/ HERSH KOZLOV HERSH KOZLOV	Director	December 28, 2005

/s/ LANCE LAIFER LANCE LAIFER	Director	December 28, 2005

/s/ ALAN D. SCHREIBER, M.D. ALAN D. SCHREIBER, M.D.	Director	December 28, 2005

/s/ HARMON S. SPOLAN HARMON S. SPOLAN	Director	December 28, 2005

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION OF DOCUMENT
2.1(a)	Purchase Agreement by and among eFunds Corporation, eFunds (Canada) Corporation, TRM ATM Corporation and TRM (Canada) Corporation dated as of September 30, 2004 (incorporated herein by reference to Exhibit 10.3 of Form 10-Q filed for the quarter ended September 30, 2004)

2.1(b)	Amendment No. 1 to the Purchase Agreement by and among eFunds Corporation, eFunds (Canada) Corporation, TRM ATM Corporation and TRM (Canada) Corporation dated November 19, 2004 (incorporated herein by reference to Exhibit 2.2 of Form 8-K dated November 19, 2004)

2.2(a)	Agreement for the Sale and Purchase of the Entire Issued Share Capital of Travelex ATMs Limited dated September 1, 2005 by and among TRM Services Limited, TRM Corporation, and Travelex UK Limited and SNAX 24 Corporation Limited (incorporated herein by reference to Exhibit 10.8(a) of Form 8-K dated September 28, 2005)

2.2(b)	Agreement for the Sale and Purchase of the Business and Assets of Travelex UK Limited by and among Travelex UK Limited, TRM (ATM) Limited and TRM Corporation dated September 1, 2005 (incorporated herein by reference to Exhibit 10.8(b) of Form 8-K dated September 28, 2005)

3.1(a)	Amendments to the Restated Articles of Incorporation (incorporated herein by reference to Exhibit 3.1(a) of Form 10-K for the fiscal year ended June 30, 1998)

3.1(b)	Restated Articles of Incorporation (incorporated herein by reference to Exhibit 3.1(b) of Form 10-K for the fiscal year ended June 30, 1998)

3.2	Restated Bylaws (incorporated herein by reference to Exhibit 3.2 of Form 10-K for the fiscal year ended June 30, 1998)

4.1	Specimen Stock Certificate (incorporated herein by reference to Exhibit 4.1 of Form S-3/A filed on August 25, 2004 [No. 333-116748])

4.2	Investors’ Rights Agreement (incorporated herein by reference to Exhibit 4.1 of Form 8-K dated July 9, 1998)

4.3	Articles V, VI and VII of the Restated Articles of Incorporation, as amended (See Exhibit 3.1)

4.4	Articles I, II, V, VII and X of the Restated Bylaws (See Exhibit 3.2)

4.5	Share Purchase Agreement between the Registrant and the Purchasers listed therein, dated as of September 29, 2005*

5.1	Opinion of Ledgewood, P.C.

5.2	Opinion of Perkins Coie LLP

23.1	Consent of Ledgewood, P.C. (included in Exhibit 5.1)

23.2	Consent of Perkins Coie LLP (included in Exhibit 5.2)

23.3	Consent of PricewaterhouseCoopers LLP

23.4	Consent of KPMG LLP

24.1	Power of Attorney (included as part of signature pages to this registration statement)

*	Previously filed.